MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 – 5th Avenue S.W. Calgary, Alberta T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

July 11, 2005

3.	News Release

A press release dated July 11, 2005, disclosing in detail the material summarised in this material change report, was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on July 11, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On July 11, 2005, TransGlobe announced a successful start up of the Block S-1 export oil pipeline and suspension of the Wadi Markhah #1 well on S-1 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

July 11, 2005

Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5

	Tel:	(403) 264-9888
News From…	Fax:	(403) 264-9898

	Email:	trglobe@trans-globe.com
	Web:	www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES YEMEN PIPELINE OPERATIONAL

Calgary, Alberta, Monday, July 11, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce a successful start up of the Block S-1 export oil pipeline and suspension of the Wadi Markhah #1 well on S-1 in the Republic of Yemen.

Block S-1, Yemen (25% working interest)

The 30 kilometer (18 mile) 25.4 centimeter (10 inch) pipeline connecting the producing An Nagyah field with the Jannah Hunt operated Halewah production facility and export pipeline was completed June 30, 2005. Startup and commissioning commenced on July 1 with oil arriving at the Halewah facilities on July 5. The current production from the An Nagyah field is approximately 8,700 Bopd and is being increased as wells are gradually opened up. Prior to the startup of the pipeline approximately 8,300 Bopd were being trucked to the Halewah facility. Production from the An Nagyah field is expected to be increased to the 10,000 Bopd level (2,500 Bopd to TransGlobe) during July, with further increases planned over the remainder of the year. It is expected that per barrel operating costs will be reduced by $1.50 to $2.00 per barrel now that the pipeline is operational and trucking operations have ceased.

The exploration well, Wadi Markhah #1, which commenced drilling on April 26, 2005, was sidetracked and drilled to a total depth of 1,884 meters. The bottom hole location was approximately 574 meters to the northeast where it was expected to evaluate the upper Lam sandstone potential on the flank of the Markhah structure. Additional Lam sands were encountered however the logs indicated they did not warrant testing. The lower portion of the well has been plugged and abandoned with the upper portion of the well over the Azal formation suspended.

The light 38 degree API oil and gas shows observed in the upper Azal formation are expected to be tested at a later date utilizing a workover completion rig. The drilling rig is preparing to move to the An Nagyah field to drill a development horizontal well at An Nagyah #16. Several additional horizontal development wells will be required to fully develop the An Nagyah field.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s Ross Clarkson	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Ross G. Clarkson,	#2500, 605 – 5th Avenue, S.W.,
President & CEO	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com